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SEC FILE NUMBER
8-29755

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JUN 29 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Delaware Distributors, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Independence, 610 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Hoban (Name) 215-255-2849 (Area Code – Telephone Number) stephen.hoban@macquarie.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouseCoopers
(Name – if individual, state last, first, and middle name)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen Hoban, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Delaware Distributors, L.P., as of 6/21, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President and Chief Financial Officer

[signature]
Notary Public

Commonwealth of Pennsylvania - Notary Seal
DEBRA J. LENZNER, Notary Public
Philadelphia County
My Commission Expires June 3, 2023
Commission Number 1232483

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2022

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P. (the "Company") as of March 31, 2022, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F:(267) 330 3300, www.pwc.com/us

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
June 21, 2022

We have served as the Company's auditor since 2011.

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2022

(In Thousands)

Assets		
Cash	$	74,454
Due from affiliated mutual funds		12,542
Due from affiliates		2,691
Intangibles, net		250
Prepaid expenses and other assets		755
Deferred dealer commissions, less accumulated amortization of $1,476		825
Total assets	$	91,517
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$	45,596
Accrued salaries and related expenses		5,418
Due to affiliates		7,635
Total liabilities	$	58,649
Partners' capital:		
Limited partners		32,569
General partner		299
Total partners' capital		32,868
Total liabilities and partners' capital	$	91,517

See accompanying notes.

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2022

(In Thousands)

Revenues		
Administrative fees	$	192,048
Distribution fees		163,824
Commissions and other income, net		3,509
Total revenues	$	359,381
Expenses		
Distribution costs	$	253,119
Salaries and related expenses		44,441
Selling, general, and administrative		54,671
Amortization of intangibles		2,750
Deferred dealer commission amortization		2,819
Total expenses	$	357,800
Net income	$	1,581

See accompanying notes.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2022

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	**Limited Partners**	**Total**
Balances as of March 31, 2021	$ 133	$ 13,154	$ 13,287
Partners' contributions	150	17,850	18,000
Net income for the fiscal year ended March 31, 2022	16	1,565	1,581
Balances as of March 31, 2022	$ 299	$ 32,569	$ 32,868

See accompanying notes.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2022

(In Thousands)

Cash Flows from operating activities		
Net income	$	1,581
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred dealer commission amortization		2,819
Amortization of intangibles		2,750
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(2,630)
Increase in Due from affiliated mutual funds		(6,053)
Decrease in Prepaid expenses and other assets		527
Increase in Due from affiliates		(789)
Increase in Due to affiliates		1,830
Increase in Accounts payable and accrued liabilities		27,558
Decrease in Accrued salaries and related expenses		(1,078)
Net cash provided by operating activities		26,515
Cash flows used in financing activities		
Partners' contributions		15,000
Net cash provided by financing activities		15,000
Net increase in cash		41,515
Cash at beginning of year		32,939
Cash at end of year	$	74,454
Non-cash financing activity		
Contribution in exchange for Partnership's interest	$	3,000

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements

March 31, 2022
(In Thousands)

1. Description of Business and Ownership

Delaware Distributors, L.P. ("the Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is the national distributor for affiliated mutual funds and provides certain administrative services to affiliates.

Effective April 30, 2021, Macquarie Management Holdings Inc. ("Holdings") acquired Waddell & Reed Financial, Inc. ("WDR") via a merger agreement entered into between Holdings and WDR (the "Acquisition"). Prior to the Acquisition, WDR had been a publicly traded US asset manager providing wealth management and asset management services. On completion, the wealth management business was sold to LPL Financial Holdings, Inc. As a broker-dealer, prior to the Acquisition, Ivy Distributors, Inc. ("IDI"), an indirect wholly-owned subsidiary of WDR, had underwriting agreements with the Ivy Funds ("the Funds") allowing IDI the exclusive right to sell redeemable shares of the Funds on a continuous basis. In conjunction with the Acquisition, effective April 30, 2021, IDI became a Limited Partner of the Partnership by contributing $3,000 of investment distribution contracts in exchange for 13.17% partnership interest in the Partnership. Following IDI's contribution, the new ownership of the Partnership is as follows: DDI (0.87% General Partner), DIDP (85.09% Limited Partner), IDI (13.17% Limited Partner) and DCM (0.87% Limited Partner). DDI is a direct wholly-owned subsidiary of Macquarie Management Holdings, Inc. ("Holdings"). The Partnership, IDI, DIDP and DCM are indirect wholly-owned subsidiaries of Holdings.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP").

2. Significant Accounting Policies (continued)

Cash

Cash is maintained in demand deposit accounts.

The Partnership had cash at March 31, 2022 of $74,454 which was held at a reputable financial institution. The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

Due from affiliated mutual funds

Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Deferred dealer commissions are amortized over a 12-month period. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2022 indicated that the respective deferred dealer commission asset is not impaired.

Revenue Recognition

The Partnership recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services is transferred to the customer.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized monthly based on contracted rates as a percentage of average daily net assets of the funds. At month-end, the variable considerations of the transaction price for the month are not constrained as the net assets of the funds are calculated and the value of the consideration is determined. In turn, the Partnership enters into agreements with and compensates third-party brokers who sell the affiliated fund shares. The Partnership also incurs other distribution costs relating to marketing and selling fund shares. The compensation to third-party brokers and the other distribution costs relating to marketing and selling fund shares are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs. The Partnership accrues the corresponding distribution costs monthly as the expenses are incurred.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. The administrative fees charged to the affiliates are based upon the cost of supplying the service and are recognized monthly. At month-end, the variable consideration of the transaction price is no longer constrained as the cost of supplying the services can be calculated and the value of the consideration is determined. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided.

Commissions are recorded as of trade date and are comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. As of the trade date, the variable consideration of the transaction price is no longer constrained as the commission can be calculated and the value of the consideration is determined.

Interest income is non-contractual and is accrued as earned. It is included in Commissions and other income, net on the Partnership's Statement of Operations.

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues RSUs. The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over three to four years. The expense related to these awards is charged to the Partnership by Macquarie as an intercompany charge and is included in Salaries and related expenses on the Partnership's Statement of Operations.

The Partnership recognized $1,142 expense for the fiscal year ended March 31, 2022, related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

The Partnership is required to file a Federal and State Partnership return. However, in accordance with the provisions of the Internal Revenue Code and applicable state regulations, the taxable income or loss of the Partnership passes through and is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. The Partnership also files the Business Income and Receipts Tax return with Philadelphia and incurs a tax which is based primarily upon receipts and is included in Selling, general and administrative expense on the Statement of Operations. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local income taxes.

The Partnership does not have any tax positions at March 31, 2022 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

(In Thousands)

2. Significant Accounting Policies (continued)

Taxes (continued)

As of March 31, 2022, the statute of limitations is open for tax years 2018 through current for the state of Pennsylvania and the city of Philadelphia filings as well as filings made under the Internal Revenue Code.

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At March 31, 2022, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$23,223
Required net capital	$3,910
Ratio of aggregate indebtedness to net capital	2.53 to 1

The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Partnership relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a 401(k) plan sponsored by Holdings for certain employees and in a 401(k) plan sponsored by Macquarie Holdings (USA) Inc. ("MHUSA") for certain employees. Under both plans, the Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plans, contributed by the

(In Thousands)

4. Employee Benefit Plans (continued)

Defined Contribution Plans (continued)

participant. Expense related to the 401(k) plans totaled $932 for the fiscal year ended March 31, 2022. These expenses are included in Salaries and related expenses on the Statement of Operations.

Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Macquarie-managed products as determined by the Macquarie compensation committee.

The notional investment vests in three equal tranches in the second, third and fourth year following the date of the investment. Once the notional investment vests, it is settled by MIMA. The expense related to this plan is recognized over the vesting period of the tranches, commencing as of the first day of the service period of the employee's bonus. The expense recognized for the fiscal year ended March 31, 2022 was $1,949 and is included in Salaries and related expenses on the Statement of Operations.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

In the fiscal year ended March 31, 2022, the Partnership was charged selling, general, and administrative expenses of $39,353 primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates. This amount includes $29,627 of charges for services provided by IDI. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Partnership.

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2022 were $2,004. The allocated costs presented as a reduction of selling, general and administrative expenses were $1,034.

(In Thousands)

5. Related Party Transactions (continued)

In the fiscal year ended March 31, 2022, the Partnership entered into a sub-distribution agreement with IDI and was charged $1,677 in distribution costs under this agreement.

In the fiscal year ended March 31, 2022, the Partnership earned Distribution fees of $163,824 from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition related to these fees as of March 31, 2022 were $12,381.

In the fiscal year ended March 31, 2022, the Partnership earned Administrative fees of $192,048 for additional advertising, promotion and distribution of affiliates' products.

The Partnership pays certain expenses on behalf of affiliated mutual funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these reimbursements as revenue but rather are netted against expenses paid on behalf of the affiliated mutual funds on the Statement of Operations due to the Partnership acting as an agent to the funds for this activity. The amount included in Due from affiliated mutual funds for these payments was $161 at March 31, 2022.

The Partnership generally settles its intercompany balances on a monthly basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

6. Subsequent Events

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Partnership evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Partnership evaluated subsequent events through June 21, 2022, the date the Partnership's financial statements were available to be issued.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

March 31, 2022

Net capital		
Total partnership capital		$32,868
Deductions:		
Total nonallowable assets:		
Due from affiliated mutual funds	(5,074)	
Due from affiliates	(2,691)	
Intangibles, net	(250)	
Prepaid expenses and other assets	(755)	
Deferred dealer commission, net of amortization of $1,476	(825)	(9,595)
Other deductions and/or charges		(50)
Net capital		$23,223
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities		$58,649
Total aggregate indebtedness		$58,649
Computation of basic net capital requirement		
Minimum net capital required		$3,910
Excess net capital		$19,313
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$17,358
Ratio: Aggregate indebtedness to net capital		2.53 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited March 31, 2022, amended Part IIA Focus Filing as filed on June 21, 2022.

Supplemental Information

Delaware Distributors, L.P.

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2022

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Partnership relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.

We have reviewed Delaware Distributors, L.P.'s (the "Company") assertions, included in the accompanying Delaware Distributors, L.P.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund wholesaler and distributor and (2) providing administrative services to affiliates pursuant to intercompany agreements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended March 31, 2022 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended March 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions setforth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
June 21, 2022

Macquarie Asset Management

100 Independence
610 Market Street
Philadelphia, PA 19106
UNITED STATES

Telephone (215) 255-1200

MACQUARIE

Delaware Distributors, L.P.'s Exemption Report

Delaware Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund wholesaler and distributor and (2) providing administrative services to affiliates pursuant to intercompany agreements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Delaware Distributors, L.P.

I, Stephen Hoban, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President and Chief Financial Officer

June 21, 2022

pwc

Report of Independent Accountants

To the Board of Directors and Partners of Delaware Distributors, L.P.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Delaware Distributors, L.P. (the "Company") for the year ended March 31, 2022. Management of Delaware Distributors L.P. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed the amount of $57 listed on item 2B of the SIPC-7 for the April 1, 2021 – September 30, 2021 period to the October 31, 2021 Wells Fargo Bank Statement, which shows a wired payment of $57, made on October 29, 2021 (Payment ID 5605) to SIPC as the beneficiary noting no differences.

    b. Agreed the amount of $88 listed on item 2G of the SIPC-7 for the April 1, 2021 – March 31, 2022 period to a Wells Fargo Wire Transfer Detail Report, which shows a wired payment of $88, made on May 26, 2022 (Payment ID 5964) to SIPC as the beneficiary noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 to the Total revenue amount of $359,380,447 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2022, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $167,235,989 on SIPC-7 (April 1, 2021 - March 31, 2022) line 2c(1): "Revenues from the distribution of shares of a registered open end investment

company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the summation of the following trial balance accounts: "6021000020: Other Commissions Income, 6021000021: CDSC Revenue - Delaware, 6021100020: Upfront Commission Income, and 6070000021: 12B-1 Fee Revenue" per the March 31, 2022 year-end trial balance, noting no differences.

b. Compared deductions of $192,047,932 on SIPC-7 (April 1, 2021 - March 31, 2022) line 2c (8): "Other revenue not related either directly or indirectly to the securities business" to the summation of the following trial balance accounts "8010990000: Internal Other Revenue and 6095990072: Tax TP Cost Plus" per the March 31, 2022 year-end trial balance plus financial statement adjustments totaling $192,047,932, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $96,526 and $145, respectively, of the Form SIPC-7 for the period April 1, 2021 through March 31, 2022, noting no differences.

   b. Recalculated the summation noted in step 3(a) above to the sum of the following trial balance accounts "6021000020: Other Commissions Income, 6021000021: CDSC Revenue - Delaware, 6021100020: Upfront Commission Income, and 6070000021: 12B-1 Fee Revenue" per the March 31, 2022 year-end trial balance, noting no differences.

   c. Recalculated the summation noted in step 3(b) above to the sum of the following trial balance accounts: "8010990000: Internal Other Revenue and 6095990072: Tax TP Cost Plus" per the March 31, 2022 year-end trial balance, plus financial statement adjustments totaling $192,047,932, noting no differences.

   d. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $359,283,921, noting no differences.

   e. Recalculated the mathematical accuracy of the amount in the line titled "Assessment balance due or (overpayment)" of $88 on page 1, line 2D, by subtracting the payment made on October 29, 2021 of $57 on page 1, line 2b from the "General Assessment" amount of $145 on page 1, line 2a, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Partners of Delaware Distributors, L.P. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 21, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended March 31, 2022
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

29755 FINRA
DELAWARE DISTRIBUTORS LP
ATTN: COMPLIANCE DEPT
100 INDEPENDENCE, 610 MARKET STREET
PHILADELPHIA, PA 19106-2354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stephen Hoban 215-255-2849

2. A. General Assessment (item 2e from page 2) $145
   B. Less payment made with SIPC-6 filed (**exclude interest**) (57)
   10/29/2021
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 88
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. **PAYMENT:** √ **the box**
   Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
   Total (must be same as F above) $88
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delaware Distributors, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of May, 20 22.

Associate Director/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2021
and ending March 31, 2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $359,380,447

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 167,235,989

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Administrative Services Agreement 192,047,932

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 359,283,921

2d. SIPC Net Operating Revenues $96,526

2e. General Assessment @ .0015 $145

(to page 1, line 2.A.)